敦信控股有限公司

Dunxin Holdings Co., Ltd.

To whom it may concern,

As a related party, I,Dunxin Holdings Co., Ltd(敦信控股有限公司)， hereby consent to provide financial support to Dunxin Financial Holdings Limited (the "Company") to meet its outstanding liabilities and obligations as and when they fall due and to carry on the Company's business without a significant curtailment of operations for a foreseeable future. May it be, this letter of financial support shall remain in force till September 30, 2021

Notwithstanding the foregoing, nothing in this letter constitutes an undertaking to discharge any particular creditor of the Company.

韦志
奇印

Dunxin Holdings Co., Ltd.

Signature: ______________________

Legal representati

敦信控股有限公司

4201050140813

Date: